Exhibit 99.5

Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

March 24, 2010

British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities Prince Edward Island
Securities Commission of Newfoundland and Labrador
Securities Registry Northwest Territories
Department of Community Services - Government of Yukon
Department of Justice - Government of Nunavut

Dear Sirs/Mesdames:

Re: New Gold Inc.

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Richard J. Lambert, P.E., to the use and public filing of the report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosi, Mexico” dated 16 February, 2010 as amended on March 22, 2010.

Sincerely,

(Signed) “Richard J. Lambert”
Richard J. Lambert, P.E.
Scott Wilson Roscoe Postle Associates Inc.